Airbee Wireless, Inc.
No. 1A First Lane, Shanti Ram Center
Nungambakkam High Road
Nungambakkam, Chennai 600034
India

February 4, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:  Stephen Krikorian and Morgan Youngwood

Re:	Request for Extension of Time to Respond to Comments on Airbee Wireless, Inc.
Forms 10-Q/A filed on November 19, 2008
Form 10-Q/ filed on November 19, 2008
Form 8-K/A filed on March 10, 2008
File No. 000-50918

Dear Messrs. Krikorian and Youngwood:

Airbee Wireless, Inc. (the “Company”), hereby requests an extension of time until February 27, 2009 to submit its response to the comment letter issued by the staff of the Securities and Exchange Commission dated December 11, 2008.

This extension is necessary because our chief accounting officer resigned on August 14, 2008 (as noted in our Form 8-K Current Report filed on August 19, 2008) and we have not yet filled the position as of the date of this letter. (Our former chief accounting officer is working with the company on a consultancy basis.) It has taken longer than anticipated to research the issues in your comment letter and we expect to respond to the above-referenced comment letter on or before February 27, 2009.

We appreciate your consideration in this matter.

Sincerely,

/s/ E. Eugene Sharer
E. Eugene Sharer
President